Exhibit 99.1

HIGHWAY HOLDINGS REPORTS FISCAL YEAR 2026 THIRD QUARTER
AND NINE MONTH RESULTS

HONG KONG – March 2, 2026 – Highway Holdings Limited (Nasdaq: HIHO) (the “Company” or “Highway Holdings”) today reported financial results for its third quarter and nine months fiscal 2026 ended December 31, 2025. The Company’s results reflect the continued impact of the previously disclosed loss of a significant electric motor customer, as well as ongoing actions to diversify its revenue base and execute its strategic acquisition program during the transition period. The Company intends for its strategic initiatives, cost actions, and acquisitions to potentially support a return to profitability in the next fiscal year.

Net revenue for the first nine months of fiscal year 2026 decreased 34.6% to $3.8 million, compared with $5.9 million in the year ago period. Net loss for the first nine months of 2026 was $427,000, or $0.09 per basic share, compared with a net income of $421,000, or $0.10 per diluted share for the year ago period.

Net revenue for the third quarter of fiscal year 2026 decreased 40.5% to $1.1 million compared with $1.9 million in the year ago period. Net loss for the third quarter of fiscal year 2026 was $115,000, or $0.02 per basic share, compared with net income of $92,000 or $0.02 per diluted share in the year ago period.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, said, “Unfortunately our entire fiscal year 2025 was affected by the political decisions of our biggest customers to stop all their business from Myanmar. Our beautiful and highly profitable factory in Yangon, and our dedicated employees who have served our customers for many years were severely affected by it. The operations came to a near full stop, with the exception of some business from smaller customers and wind-down orders. Consequently, we had to lay off most employees. Today, we only operate with the essential core. They are the best, most skilled and knowledgeable employees, including the management. We believe that with this core group we can restart operations in a very short time. After reviewing business options and market opportunities to best leverage our Myanmar factory, we found an electric car manufacturer in China, which gave us a permit to assemble car kits in order to sell them in Myanmar. Our Myanmar management is busy negotiating with the Myanmar government to allow this change of business, as well as to secure an import license for the electric car kits and vehicle road permit. If the company obtains the Myanmar import license, our goal would be to import low-cost Chinese electric car kits, assemble the kits in Yangon, and then sell the completed vehicle for use in Myanmar. While we are excited about the growth potential of this new business, there is no guarantee we will be successful in our negotiations to obtain all required rights, or that we will be able to successfully manufacture and sell the electric vehicles; such major changes take time, patience and working capital to execute. Our Chinese factory remains a bright spot and is running smoothly but is not at high enough volume level to support the entire company’s expense level.”

“In terms of our fiscal year 2026 third quarter, results reflect the impact of the previously announced loss of a significant portion of our motor business, which has materially reduced revenue and resulted in a negative growth cycle. Initially, we hoped to offset the loss with new business at our Chinese factory but the transition has taken longer than originally anticipated. For example, we previously mentioned a new motor business for a customer, which is still in an extensive customer testing phase. We also restarted our game console manufacturing business, which previously ran production out of our Myanmar factory. We shipped most of the material and necessary assembly tools back to our factory in China. This transition took time and delayed the anticipated start of the business. We finally started the production in early of February and expect first shipments will soon leave the factory.”

“We are also currently closing the previously announced potential acquisition of a German company, Regent-Feinbau Adermann GmbH, which serves several prominent German automotive brands. Furthermore, we scheduled a major reorganization with the goal of significantly reducing our operating expenses to better align with the current market realities and reduced revenue level. At the same time, we continue to pursue a variety of options to stabilize our share value with focus on creation of benefits for all shareholders.”

“With a strong cash position, minimal debt, and a focused strategy centered on diversification, operational efficiency, and targeted acquisitions, we believe Highway Holdings is well positioned to stabilize performance, which would allow us to return to profitability and to enter a new phase of sustainable growth longer term. We remain cautiously optimistic that our ongoing business development initiatives and strategic investments will allow us to overcome the current challenges and build a stronger, more diversified global manufacturing platform.”

Gross margin for the third quarter of fiscal year 2026 was 25.5 percent, compared to 34.7 percent in the year ago period. Gross margin for the first nine months of fiscal year 2026 decreased to 28.9 percent, compared to 36.5 percent in the year ago period. The lower gross margin in both periods mainly reflects the continued impact of the previously disclosed loss of a significant motor business customer, as well as ongoing actions to realign its cost structure and to diversify its revenue base.

The Company reported a $14,000 currency exchange gain for the first nine months of fiscal year 2026, compared with a $144,000 currency exchange gain in the year ago period. The Company does not engage in currency exchange rate hedging, and the fluctuation in the exchange rate of the RMB and Kyat are expected to affect the Company’s future results.

The Company’s balance of cash at December 31, 2025 was approximately $5.1 million, or approximately $1.10 per diluted share.

Results for the third quarter and first nine months of fiscal year 2026 reflect the positive impact of a reversal of a tax provision of $327,000 and $488,000, respectively.

The Company’s current ratio was 4.26:1 at December 31, 2025.

Outlook

Highway Holdings expects near-term financial performance to continue reflecting the transition resulting from the loss of its motor business customer. However, management believes the Company is well positioned to return to growth and profitability through a combination of:

●	Cost reduction and operational efficiency initiatives
●	New customer programs and expanded business opportunities
●	Strategic acquisitions, including Regent-Feinbau
●	Diversification across customers, markets, and geographic regions

The Company remains confident that its strong liquidity, disciplined cost management, and strategic acquisition program will position Highway Holdings to rebuild its revenue base and deliver improved financial performance beginning in fiscal year 2027.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China. For more information visit website www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements, which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, the impact of the worldwide COVID-19 pandemic, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2025	2024	2025	2024

Net sales	$1,147	$1,929	$3,874	$5,925
Cost of sales	855	1,259	2,754	3,760
Gross profit	292	670	1,120	2,165

Selling, general and administrative expenses	778	666	2,286	2,048
Operating (loss)/income	(486)	4	(1,166)	117

Non-operating items

Exchange gain /(loss), net	(1)	48	14	144
Interest income	31	44	128	147
Gain/(Loss) on disposal of assets	(7)	-	75	-
Other income/(expenses)	6	4	16	16
Total non-operating income/ (expenses)	29	96	233	307

Net (loss)/ income before income tax and non-controlling interests	(457)	100	(933)	424
Income taxes	327	-	488	-
Net (loss)/income before non-controlling interests	(130)	100	(445)	424
Less: net (loss)/ income attributable to non-controlling interests	15	(8)	18	(3)
Net (loss)/ income attributable to Highway Holdings Limited’s shareholders	(115)	92	(427)	421

Net (loss)/ gain per share – Basic	$(0.02)	$0.02	$(0.09)	$0.10
Net (loss)/gain per share – Diluted	$(0.02)	$0.02	$(0.09)	$0.10

Weighted average number of shares outstanding
Basic	4,602	4,402	4,602	4,398
Diluted	4,602	4,402	4,602	4,398

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(Dollars in thousands, except per share data)

	(unaudited) Dec 31,	(audited) Mar 31,
	2025	2025

Current assets:
Cash and cash equivalents	$5,131	$5,972
Accounts receivable, net of doubtful accounts	1,116	1,022
Inventories	668	1,146
Prepaid expenses and other current assets	290	430
Total current assets	7,205	8,570

Property, plant and equipment, (net)	180	94
Operating lease right-of-use assets	248	784
Long-term deposits	-	11
Long-term loan receivable	85	95
Investments in equity method investees	-	-
Total assets	$7,718	$9,554

Current liabilities:
Accounts payable	$374	$613
Operating lease liabilities, current	162	623
Other liabilities and accrued expenses	1,071	1,274
Income tax payable	-	486
Dividend payable	81	81
Total current liabilities	1,688	3,077

Long term liabilities:
Operating lease liabilities, non-current	156	187
Long terms accrued expenses	23	23
Total liabilities	1,867	3,287

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	46	44
Additional paid-in capital	12,249	12,178
Accumulated deficit	(5,864)	(5,437)
Accumulated other comprehensive income/(loss)	(560)	(516)
Non-controlling interest	(20)	(2)
Total shareholders’ equity	5,851	6,267

Total liabilities and shareholders’ equity	$7,718	$9,554

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